Exhibit 99.1

FEMSA statement regarding its CEO

CEO Daniel Rodríguez Cofré will step down from his role due to medical reasons; José Antonio Fernández Carbajal will assume the role of acting CEO on an interim basis

Monterrey, Mexico, July 10, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that Daniel Rodríguez Cofré, after consulting with his family and doctors, is stepping down from his role as CEO, to focus on his health and treatment of a previously announced colon cancer diagnosis.

Until a replacement is appointed, José Antonio Fernández Carbajal, Executive Chairman and former CEO of FEMSA, will serve as acting Chief Executive Officer on an interim basis, with the continued support of FEMSA’s senior leadership team and the CEOs of the business units. This appointment is effective immediately.

FEMSA’s board of directors has approved this appointment, and it is consistent with the recommendation of the Corporate Practices and Nominations Committee of the board and the approved contingency framework for the efficient execution of the business strategy and day-to-day operations of the Company. The Board will continue to actively work on the Company’s leadership succession plans.

Daniel Rodriguez Cofré said:

“After much reflection, it is with a heavy heart that I have come to this difficult decision, but I believe that this is the best for my family and FEMSA. Leading FEMSA has been the joy of my professional life, and I could not be prouder of what we have accomplished together. I would like to express my sincere gratitude to José Antonio, the controlling group, our board of directors and my FEMSA coworkers and friends for their kind support and affection to my family and me during this challenging period. I look forward to witnessing the continued success of FEMSA and all its team members.”

José Antonio Fernández Carbajal, FEMSA’s Executive Chairman, said:

“The Board fully supports Daniel’s decision to focus on his health and recovery and our thoughts and prayers are with him and his family in this difficult time. We would also like to express our deep gratitude for the contributions that Daniel has made during his tenure at FEMSA, and we are saddened that he is not able to continue as our CEO, for now. Daniel will always be part of FEMSA, and he and his family can count on our support. The Board has complete trust on its senior management team, and is convinced that together, we will continue working to deliver the ambitious strategic objectives that we have set for FEMSA.”

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	July 10, 2023	| Page 1

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, our European retail unit with convenience store and food service operations. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	July 10, 2023	| Page 2